EXHIBIT 99.1

Student Transportation Inc. Reports Fourth Quarter & Fiscal Year 2014 Results

Despite Severe Winter Weather, Trends Continue for Lower Pay Out Ratio and Continued Growth

BARRIE, Ontario, Sept. 15, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported fiscal results for the fourth quarter and fiscal year ended June 30, 2014. All financial results are reported in US dollars, except as otherwise noted.

"This was a challenging year for us, and despite a harsh winter, we continued to grow and improve our operations, lowered our payout ratio, used low cost leasing and debt to fuel the growth, and created several new non-asset businesses which we are launching this fiscal year," said Denis J Gallagher, Chief Executive Officer. "Our emphasis this past winter, as always, was on the safety of our passengers and our employees in what was the hardest winter in my 38 years. Safety is our number one priority. It is what allows us to grow our business and sustain our industry leading service reputation."

Fourth quarter revenue and adjusted EBITDA* were $142.6 million and $33.2 million, respectively, compared to $122.3 million and $30.4 million for the fourth quarter of fiscal 2013. Full year fiscal 2014 revenues increased to $489.5 million from $423.7 million in fiscal 2013 and adjusted EBITDA* improved to $89.4 million from $81.2 million for the same period last year. Net income for fiscal year 2014 was $1.4 million or $0.02 per share compared to net income of $3.9 million or $0.05 per share for the prior fiscal year. The Company paid cash dividends of $34.1 million or C$0.56 per share to shareholders during the 2014 fiscal year and on September 15, 2014 will pay its 116th consecutive monthly dividend.

"Our Adjusted EBITDA for fiscal 2014 was $89.4 million, reflecting an 18.3% margin, which is well within our historical range and in line with analyst consensus, while our payout ratio continued to improve, coming in at 74% compared to the prior year ratio of 79%," Gallagher said. "Excluding approximately $3.5 million in severe winter weather expenses experienced in fiscal 2014, Adjusted EBITDA would have been in the $93 million range with a resulting margin over 19% and our payout ratio would have been slightly below 70%, which is where we are trending. While we realize these are normalized metrics, we do think that they demonstrate that our base business is very sound."

The company previously noted on its third quarter reporting and analyst conference call that the results for fiscal 2014 would be negatively impacted by the extreme weather conditions of this past winter.

"While we recovered virtually all of the $7.2 million in weather related revenue deferrals present at March 31st, as expected, separate and apart from the revenue deferrals, we incurred some of these additional expenses due to the severity of this year's winter weather," Gallagher explained. "Whether it was overtime for drivers and mechanics to get vehicles cleaned off, started and ready at 4 or 5 a.m., snow removal costs, increased expenses for fuel, parts and tires, this was a winter that was unforgiving. While the additional expenditures from operations due to the winter cost us almost a point in margin for the fiscal year, we made sure they also provided for the continued safe operation of our drivers and student passengers. We have long term contracts and the best renewal rate in the industry and we are not going to compromise that in any one quarter or year."

In August 2014, the Company secured a new amendment to its credit agreement increasing commitments by $60 million to $225 million, adding two additional lenders to the bank group and extending the facility for an additional five year period. The extended agreement also includes a $100 million "accordion feature" which provides access to a larger facility should it be needed in the future.

"We are already well into the 2015 fiscal year as schools have started up in all of our regions," Gallagher said. "The additional bid and conversion contracts secured for fiscal 2015, combined with the impacts of a full year of operations for the acquisitions completed in fiscal 2014, provide for a 'booked revenue' increase of approximately 12% so far for fiscal 2015. We're expanding our new non-asset logistics and management services businesses and we will have more to report on those shortly as we close some new contracts. We are well-positioned for a solid year and we certainly learned a lot from the past winter."

Reconciliation of Net income and Adjusted EBITDA *

	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/14	6/30/13	6/30/14	6/30/13

Net income	$ 4,707	$ 6,747	$ 1,417	$ 3,869

Add back:
Income tax expense (benefit)	1,973	3,584	(395)	2,234
Foreign currency loss (gain)	348	(76)	424	(183)
Other expense (income), net	977	(1,299)	1,651	(2,720)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(43)	(538)	(714)	(1,142)
Unrealized re-measurement gain	--	--	--	(123)
Unrealized (gain) loss on foreign currency exchange contracts	(798)	496	(737)	656
Gain on bargain purchase of businesses acquired	--	--	(2,762)	--
Non-cash stock compensation	--	415	3,942	3,326
Interest expense	4,562	3,210	16,641	14,342
Amortization expense	831	997	3,573	4,186
Depreciation and depletion expense	14,585	12,423	46,444	41,861
Operating lease expense	6,062	4,449	19,888	14,917
Adjusted EBITDA *	$ 33,204	$ 30,408	$ 89,372	$ 81,223

Results of Operations

(Amounts in 000's, except per share data)	Three Months Ended June 30		Twelve Months Ended June 30
	2014	2013	2014	2013

Revenues	$ 142,567	$ 122,279	$ 489,499	$ 423,688

Costs and expenses
Cost of operations	103,680	85,367	373,060	315,032
General and administrative	11,729	10,953	46,673	42,350
Non-cash stock compensation	--	415	3,942	3,326
Acquisition expense	16	--	282	--
Depreciation and depletion expense	14,585	12,423	46,444	41,861
Amortization expense	831	997	3,573	4,186
Total operating expenses	130,841	110,155	473,974	406,755

Income from operations	11,726	12,124	15,525	16,933
Interest expense	4,562	3,210	16,641	14,342
Foreign currency loss (gain)	348	(76)	424	(183)
Unrealized (gain) loss on foreign currency exchange contracts	(798)	496	(737)	656
Unrealized re-measurement gain	--	--	--	(123)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	(43)	(538)	(714)	(1,142)
Gain on bargain purchase of businesses acquired, net of tax	--	--	(2,762)	--
Other expense (income), net	977	(1,299)	1,651	(2,720)

Income before income taxes	6,680	10,331	1,022	6,103
Income tax expense (benefit)	1,973	3,584	(395)	2,234
Net income	$ 4,707	$ 6,747	$ 1,417	$ 3,869
Basic and diluted net income per common share	$ 0.06	$ 0.08	$ 0.02	$ 0.05

STI's audited financial statements for the years ended June 30, 2014 and 2013, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Tuesday, September 16, 2014 at 11:00 a.m. (ET) to discuss its results for the fiscal year 2014 ended June 30, 2014. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com. To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720

         Patrick T. Gallagher
         Marketing & Communications Manager
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com